Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Reports it Received Purchase Orders for Seven
Renaissance Systems During the Second Quarter of 2015

CAESAREA, Israel – July 7, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received purchase orders for and delivered seven Renaissance systems and one system upgrade in the second quarter ended June 30, 2015.  Six of the systems were delivered to U.S. hospitals and one was delivered to Spain.  The Company ended the quarter with 93 Renaissance systems installed globally, with 53 in the U.S., the Company’s primary growth market, compared with 72 and 39 systems for the second ended June 30, 2014, respectively.

“Our results in the second quarter demonstrate solid execution by our global sales and marketing team,” said Ori Hadomi, Chief Executive Officer.  “The quarter reflects the successful implementation of several key initiatives, such as engaging with the hospital c-suite earlier in the sales cycle to have a better understanding of their process and level of commitment as well as expanding into new metropolitan markets. These continuing efforts together with the market’s increasing awareness and interest in Renaissance give us momentum as we enter the second half of 2015.”

The Company currently intends to report its complete financial results for the second quarter ended June 30, 2015 on July 28, 2015.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s momentum as we enter the second half of 2015, or regarding the intended release date of the financial results for the quarter ended June 30, 2015, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431